ARIS 12/31/01

02027326

a/r

01

MB Financial 2001 Annual Report

mb

We have created something very special in an era in which regulation provides strict guidelines and the expectations of each customer vary from one to the other. We act within the guidelines, yet think outside the borders, to establish innovative methods of meeting and exceeding customer expectations. We are proving that customer and employee loyalty, along with growth and profit objectives, do occur. With past and present experience as our guide, we aspire to have a positive impact on the future of the shareholders we serve.

CONTENTS

Net Income
(in millions of dollars)


19.43
21.64
28.37
26.96
31.54*
97 98 99 00 01

Earnings Per Share
(fully diluted, in dollars)


1.29
1.44
1.65
1.53
1.77*
97 98 99 00 01

Closing Stock Prices
(end of quarter)


13.38
17.25
26.00
25.00
27.19
12/00 3/01 6/01 9/01 12/01

*Excludes $19.2 million merger charge

Total Loans
(in billions of dollars)


1.22
1.33
1.86
2.02
2.30
97 98 99 00 01

Total Assets
(in billions of dollars)


2.36
2.52
3.11
3.29
3.47
97 98 99 00 01

Total Deposits
(in billions of dollars)


2.06
2.09
2.48
2.64
2.82
97 98 99 00 01

CORPORATE OVERVIEW

MB Financial, Inc. (NASDAQ: MBFI), is a bank holding company with assets of $3.5 billion at December 31, 2001. We provide a comprehensive array of commercial and consumer financial products and services to businesses and individuals through our three operating banks: MB Financial Bank, N.A. (Chicago); Union Bank, N.A. (Oklahoma City); and Abrams Centre National Bank (Dallas).

MBFI banks have a tradition of helping entrepreneurial, owner-operated, and middle-market businesses manage the financial responsibilities and challenges that affect their success. We are noted for nurturing the growth of local manufacturers, wholesalers and distributors; retail and service businesses; and niche service entities including those in equipment leasing, commercial real estate and long-term health care.

To build on this success, MBFI banks offer a wide range of products and services, direct access to senior-level decision makers and convenient transactional options. In fact, through our 38 banking centers, 24-hour telephone access and Internet transactional capabilities, we are meeting the banking needs of the business owners/managers and individuals that live and work in the neighborhoods and communities we serve.

With over 90 years serving Chicago, MB Financial Bank is one of the largest locally-managed banking organizations focused on serving the middle-market. We are dedicated to becoming the premier middle-market bank in the greater Chicago area by being the one-stop financial center offering commercial banking, retail banking and wealth management services.

Union Bank has remained committed to serving and anticipating customers' financial needs for nearly 50 years. Through our five banking centers, we are focused on continuing to build market share through a strong sales culture and becoming one of the leading financial services providers in the Oklahoma City area.

In Dallas, Abrams Centre National Bank is growing its customer base through competitive products and personalized service. We offer options to help those in the community meet their financial goals.

MBFI is a customer-focused organization. It's our employees' value-added expertise, professionalism, community involvement and genuine interest in each customer relationship that exemplify our mission statement and core values and result in increased shareholder value.

With a continued focus on enhancing shareholder value, we took concrete steps to position our organization for a strong entry into 2001. By year-end, we knew our "experience" made "the difference" in driving us to meet and, in some cases, exceed our goals.

Last year tested the knowledge of our professionals, the fortitude of our growing team and the wisdom of our strategic direction. Our strong management responded, confidently guiding MB Financial, Inc. (MBFI) to another year of accomplishment.

The year was highlighted by a major merger which brought together MidCity Financial Corporation (MCFC) and MBFI to form a new MB Financial, Inc., twice the size in total assets and immeasurably stronger in value to our customers. The marriage of the two boosted the total asset size of MBFI to $3.5 billion by year-end. It was a merger of equals – as equal as a merger could be in financial strength, management expertise, commitment to personal relationships and decades of dedication to middle-market enterprises. The merger was followed by the introduction of a new name for our Chicago-based bank operations, MB Financial Bank, N.A.

Earlier in 2001, we completed the acquisition of FSL Holdings, Inc. Growth from our internal operations was enhanced by this acquisition. We also announced our intention to acquire First Lincolnwood Corp., which we will finalize in the spring of 2002. We are now one of the largest locally-operated banks serving the interests of Chicago's middle-market businesses. We continue on a strategic course to become the premier financial services provider.

We are pleased to report that again we met our expectations for 2001. We built upon programs initiated in previous years to attain revenue growth in most major operating categories while managing expenses. The overall results included continued growth in shareholder value.

During 2001, we maintained our strategic course in all key areas – daily operations, acquisitions and future initiatives. We believe we handled each with distinction. We continued to recognize substantial growth in both the Commercial Banking Division through commercial lending, cash management and commercial real estate finance and the Lease Banking Division. Growth was measured both by revenue and the number of sustained and new relationships. Revenue from services provided by the Wealth Management Division also increased. In addition, many of our niche areas reported increases as was witnessed by our Korean Banking Division.

This annual report reflects our 2001 financial results. In addition, our historical results have been combined to reflect the merger. Earnings for 2001 on a fully-diluted basis were affected by $19.2 million in merger expenses (net of related tax benefits) and resulted in net income of $12.4 million and diluted earnings per share of $.69. Net income, exclusive of merger costs, would have increased 17% from the previous year to $31.5 million in 2001 or $1.77 per share.

Our conservative approach, diligent administration and seasoned experience enabled us to manage the economic volatility that impacted all of us in 2001. We were able to respond quickly last year to the 11 prime rate reductions made by the Federal Reserve Bank. Our flexibility allowed us to make prompt interest rate adjustments to maintain our margins. In addition, we paid very close attention to our commercial customers. We stayed abreast of their financial positions so as to minimize losses.

While our professionals handled daily operations, the board of directors, executive committee and transition teams focused on our merger and acquisition activities.

The pooling of MCFC and MBFI brought together two organizations with rich histories and experience. Ken Skopec, MCFC's president, contributed greatly to MidCity's transformation from a one-location, one-office institution into a $1.8 billion corporation. Having now retired from daily operations, we're appreciative of his contributions and thankful that he'll continue to provide his industry experience to the new organization as a board member.

The new MBFI was born out of each entity's long-standing tradition of serving middle-market companies, deep-seeded commitment to customer relationships and complementary locations. We are an organization comprised of unparalleled customer focus, scope of products and services, depth of managment and financial strength.

This merger compelled us to conduct a critical review of our business. We needed to make certain that our strategic direction and market messages were still in line with the marketplaces we serve. We began a research process that asked business owners, customers and non-customers about banking in general and about those elements that were most important to them.

It was here that we validated that we were on target with our marketplaces. We also reaffirmed what we suspected – that our professional experience, when combined with our goal to ensure customers have direct access to our most senior professionals, is what separates us from our competitors.

In December, one month after concluding our merger, we embarked upon our single, most aggressive corporate and marketing communications program ever in the Chicago market. Print, broadcast, transit and billboard advertising combined with our public relations, Internet and direct contact efforts were used to etch the MB Financial Bank brand name into the minds of the marketplace.

The new name, MB Financial Bank, and accompanying logotype clearly underscore that we are more than a bank. We are a comprehensive provider of a full range of financial products and services. MB Financial Bank now has 31 Chicago-area banking centers combined under a single brand and is offering the newly-aggregated base of loyal commercial and retail customers a wide range of products and services.

These monumental 2001 accomplishments are important contributors to our growth-oriented strategic plan. Our transition teams enthusiastically worked to weave together the fabrics of all organizations into one, even more potent, company. They are working hard to meet our future financial objectives, as well.

In 2001, we worked hard to mold our human capital – the backbone of our success – into a unified organization with a common mission. For example, more than 60 commercial bankers in Chicago, Oklahoma City and Dallas worked together to bring the full range of our capabilities into the offices of our clients.

In order to provide a secure foundation for our customer-driven culture, our human resources staff created education and incentive programs to train our 754 professionals and all our highly-qualified new hires. Regular, open communications ensures that our staff uniformly understands our mission and is consistently professional and friendly in the delivery of products and services.

With the announced acquisition of First Lincolnwood Corp. and its three near-north suburban First National Bank of Lincolnwood locations, we will add another $240 million in assets. The addition of these banking centers enhances and builds on our strong market share in Lincolnwood, Morton Grove and Niles communities. This is an area that is dotted with middle-market companies, retail and service businesses, long-term health care providers and members of the Korean community.

As we start the new year, we will rely on our strengths to drive us toward meeting the expectations of the most critical of audiences – customers, shareholders and ourselves.

Experience is truly the difference.

E. M. Bakwin
Chairman of the Board
MB Financial, Inc.

Mitchell Feiger
President & Chief Executive Officer
MB Financial, Inc.

experience.

MB Financial, Inc., seeks to develop long-term relationships with the businesses and individuals we serve. It's through our 90 years of experience that we understand the visions of business owners and managers... and the dreams of parents, grandparents and children. We strive to make a positive impact in each relationship. We do that by clearly understanding customer needs and responding with the most comprehensive array of financial products and services offered by an organization of our type.

"To be a high performance company, we each work with integrity, customer focus, mutual respect, open communication and enthusiasm. We're continuously looking at ways to better serve our customers' changing needs – what remains constant are the values that infuse the way in which we work."


Mitch
Feiger

President & Chief Executive Officer – MB Financial, Inc.



Ron Santo

"Relationship banking is key. What gives strength and meaning to each relationship is the experience and commitment of our senior management as well as the organization itself."

Chairman & Group President – MB Financial Bank



Burt Field

"Specialized services are available to meet the distinct needs of businesses. We are a strong financial partner because we work as a team to bring products and services that meet the specific needs of customers."

President – MB Financial Bank



Tom Panos

Executive Vice President & Chief Lending Officer – MB Financial Bank

Our commitment to the middle-market companies, to the smaller retail and service businesses, and to the residents in the neighborhoods in which we are located is supported by the collective resources of our educated, knowledgeable and hard-working financial professionals. The MBFI culture demands that all of our staff adhere to a process of doing business that is centered on customer satisfaction. Whether dealing with the most routine of short-range needs or with the most complex of long-term objectives, our employees take great pride in developing and enhancing customer loyalty.

The MBFI dedication to open and direct communications at all levels is central to the success in making an indelible impression that transcends decades and lasts for generations. Through experience, we know that our customers are most successful when they can make sound decisions in a timely manner.

"Our senior relationship managers are armed with a comprehensive range of commercial lending, cash management and wealth management services that match the growing needs of entrepreneurs and entrepreneurial businesses."

The MBFI culture empowers our professionals to respond quickly to customers. When opportunities arise, or a problem looms, we provide direct access to our most experienced professionals who work to help customers make positive decisions.

The Difference. MBFI is concerned about success – be it customer, shareholder or employee. Our mission requires a careful, critical, continual and consistent review of our operations. That entails listening to the needs of our customers and keeping an eye on changing economic conditions.

"The cumulative capabilities of our senior managers and commitment of professionals throughout the organization allow us to efficiently handle the daily functions necessary to manage our growing organization and confidently contend with economic volatility."

Jill York



Vice President & Chief Financial Officer - MB Financial, Inc.
Senior Vice President & Chief Financial Officer - MB Financial Bank


Bill
McCarty
"We take the traditional banking relationship one step further by providing experienced licensed professionals to help customers establish their financial goals, select appropriate investments and manage risk."
Executive Vice President – Wealth Management & Operations – MB Financial Bank



Jeff
Husserl

"Our corporate culture and values drive employee commitment and represent a competitive advantage in the marketplace. By strengthening the bond with our employees, we're able to build exceptional customer relationships."

Senior Vice President – Administration & Chief Human Resources Officer – MB Financial Bank

Tommy
FitzGibbon



Senior Vice President & Chief Retail Banking Officer – MB Financial Bank

MBFI knows entrepreneurial, middle-market businesses. We also know the communities we serve. That's why we strive to be a strong, local financial services organization with a comprehensive array of products and services to help them meet their specific needs today.

MBFI is retaining its focus on these markets while accomplishing the growth necessary to support the ever-changing financial needs of customers. Moreover, MBFI is determined to raise the standard by which customers measure the impact of our relationship. That's why we have created more than a brick and mortar institution. We back our outstanding professional talent with enhanced products and services so that our customers experience even greater freedom of choice in how they meet their financial goals.

"We are fortunate to have an educated, motivated and experienced base of customer-driven employees who translate growth in products and services, greater automated access and additional professional resources into more freedom of choice and potential financial success for our customers."

MBFI is continuing, for instance, to invest in an infrastructure that allows customers to obtain information and transact business when and where they like, 24 hours a day, seven days a week, from around the corner or around the world. We are bringing our commercial customers a growing level of sophisticated automated cash management and other transactional services. Our individual customers are able to select from telephone and Internet options along with an expanded ATM network.

Our 754 seasoned professionals are the heart of our business. Enormous contributions were made to meet the varying and often complicated challenges of fiscal 2001. We are proud of those efforts and the positive impact that benefitted our customers, the communities we serve, MBFI shareholders and our organization.

"We have 90 years of experience in understanding clients' needs and in nurturing relationships that endure the test of time. Clients often turn to us to help them transition businesses from one generation to the next. We're proud to be a long-time partner in their successes."



E.M.
Bakwin

Chairman of the Board – MB Financial, Inc.

support.











"We realize the potential of every relationship – commercial or individual. Every customer is important to us."





"The depth and expanse of our commercial banking professionals' experiences provide us a special understanding of entrepreneurial businesses."



strength.



Our professionals have demonstrated expertise in a wide-range of commercial and personal financial services. We have formed a trusted, locally-coordinated team that applies our knowledge to meet the changing needs and requirements of our customers.



"We listen to each customer and then respond quickly to meet their particular needs."









"Our customers have direct access to our most senior professionals."







knowledge.



"We see the visions of business owners and help them craft financial programs that will take their dream to a tangible reality."



quick response.

time is money.

Our managers respond as quickly as possible to provide individual solutions to our customers' financial requirements, recognizing that time is money.



personal attention.

From our customer service representatives to our most senior executives, we are always available to speak with customers, face to face. This one-on-one attention gives customers satisfaction in achieving their individual goals.

face to face.

Internet banking has become for some, a more efficient way to complete financial transactions. Using www.mbfinancial.com, www.ubtlrnet.com, or www.abramsbank.com, our online customers can access critical information easily and securely. Whether it is a loan, checking or savings account, the answers are available, 24 hours a day, seven days a week. This puts information at their fingertips, when and where they want it.

online, all day.

internet banking.




control.

safe and secure.

We provide customers with alternatives to traditional bank products. Whether paying for a college education, securing a comfortable retirement, or experiencing income growth, we help them meet their life goals, and achieve their individual rate of return and risk tolerance objectives.

always near.



Our customers are busy and their schedules don't always match up with ours. That's why we provide several channels of accessibility to their money and the information they need to make optimal decisions. Customers can use our banking centers, ATMs, Internet banking and our telephone access line.

access.



MB Financial, Inc. (MBFI) defines "experience." Our professionals unite their expertise, skills and product knowledge to support the financial needs of each customer. The result of our efforts is our market differentiator to customers, employees and shareholders.

MBFI touched more businesses and individuals in 2001 than ever before. We did so during a year of worldwide economic and political volatility. Even so, our commercial and individual customers were presented the greatest array of products and services and more options of interacting with us – whether in a banking center, over the phone, via ATM or on the Internet. We accomplished this performance through understanding the marketplaces we serve and through our experienced professionals.

By pooling resources in 2001, our staff led us to record levels of performance in numerous operating areas. The Commercial Banking Division realized increases in each of its core areas – commercial banking, cash management, commercial real estate as well as in the Korean business community. The Lease Banking Division again generated record results and the Retail Banking Division continued its adept management of a growing depositor base. Contributing revenue from investment, insurance and trust services, our Wealth Management Division also grew in 2001. This was achieved through our expanding internal capabilities and strategic relationships with other organizations. Here is how one MBFI bank made "the difference."

COMMERCIAL BANKING DIVISION

MB Financial Bank focuses on providing privately-owned, middle-market companies with a comprehensive array of products and services. This includes corporate finance and lending options along with commercial banking deposit and cash management services. The largest concentrations of businesses we serve are manufacturers, wholesalers and distributors ranging in size from $5 million to $50 million in annual revenue. We also offer services to niche areas such as commercial real estate developers, long-term health care concerns and the Korean business community. More than 60 commercial banking officers, many with two or more decades of experience, supported our achievements in 2001.

Commercial Lending

The MB Financial Bank loan portfolio grew to $2.3 billion in 2001, up $286.7 million or 14.2% from the previous year. This growth was attained from a combination of established and new accounts created by the commercial banking relationship managers. Commercial banking responsibilities are co-directed by Ronald Santo, chairman of MB Financial Bank, along with Thomas Panos, executive vice president. Both share in managing the resources responsible for the delivery of products and services through seasoned professionals.

Clear reporting relationships in sync with precise initiatives helped to support growth in our Loop, North, West and South regional operating units. Our senior commercial banking professionals gave us an unparalleled ability to closely and efficiently serve commercial enterprises. The personal involvement of our commercial bankers coupled with their industry expertise enhanced the relationships with existing clients and pioneered new relationships.

Our core of commercial financial services includes working capital loans, lines of credit, business acquisition loans and asset-based financing. Specialized offerings are available through capital market capabilities in Employee Stock Ownership Plan (ESOP), Industrial Revenue Bond and Small Business Administration (SBA) 504 programs.

MB Financial Bank is expert at handling the concerns of entrepreneurial businesses. Our client list includes relationships that have been continuous through our 90-year heritage. These long-term partnerships have allowed us to support clients through one or more generational ownership transitions. And, we have demonstrated our skill and value to stay on with new ownership through one or multiple non-family acquisitions or sales.

We are not content with merely staying in tune with the marketplace. We are determined to remain among our commercial customers most trusted advisors. MB Financial Bank has responded to the needs of our commercial customers by expanding on our traditional deposit and other corporate banking services through the enhancement of corporate cash management and wealth management products and services. Our relationship managers are able to meet the contemporary needs of our customer base at a higher level than ever before.

Cash Management

The growing roster of cash management services and number of users is indicative of our ability to continually add value to customer operations and generate higher fee income for MBFI. Commercial customers can choose from services ranging from lockbox and controlled disbursement to merchant card programs.

MB Financial Bank offers commercial customers several automated methods for simplifying their businesses. Corporate InterConnect is our captive online commercial solution for those seeking prompt access to balance and activity reports and lockbox images. Customers can also initiate Automated Clearing House (ACH), electronic tax payments, and wire transfer initiation and reporting.

Our MB Banker (www.mbbanker.com) was introduced last year as a second online initiative. It was created for small- to medium-sized businesses to deliver a cadre of cash management services along with balance reporting. This is an affordable solution for businesses to conveniently access their accounts, reconcile activities and have the option to merge this data with data or other internal information. It also features an automatic reconciliation module to accommodate the need for a reverse positive pay.

MB Financial Bank knows the distinction between "state-of-the-art" and "state-of-the-day." We offer proven options to our corporate customers that will ease the burden while improving their financial control. Our internal systems are designed with flexibility in mind. We are able to update our offerings when existing products and services are enhanced or new ones are created. Moreover, customers can maintain cost control, implementing only those automated products or individual modules that are important to them.

Commercial Real Estate

MB Financial Bank is building a name for itself in commercial real estate. Our Commercial Real Estate Group paralleled the success of other Commercial Banking Division units by posting record results. Working with experienced entrepreneurial real estate officers, the MB Financial Bank commercial real estate professionals increased commercial real estate and construction real estate loans by $250.5 million. The group also contributed value in the form of advisory and other bank services.

Jane Okarski, senior vice president of commercial real estate, has assembled a team of skilled professionals with an understanding of property and development. Even more important, the group is able to embrace the visions of the customers they work with, confident that those dreams are crafted with a sound design and cemented with true economic potential.

The commercial real estate team advised continuing clients and nurtured a record number of new relationships. Projects included those for residential, retail, office, industrial and other eventual uses. Locations were nearly as diverse as the nature of their planned uses: The acquisition and development loans, construction finance and commercial mortgages structured and provided through the Commercial Real Estate Group in 2001 included construction finance for "Erie on the Park," a 24-story residential property in Chicago's River North District; interim and permanent finance to the Village of LaGrange for "The Tri-Angle Project," a revitalization and construction of retail space, and a seven-story, 78-unit residential condominium; and finance for a number of condo and mixed-use properties in Chicago's West Loop, Wicker Park, Bucktown and University Park neighborhoods.

Korean Banking

Our employees speak more than banking. We are able to serve our customers in the roles of trusted advisor and friend directly communicating in more than 35 languages. One of the best examples of embracing a culture and community is our Korean Banking Group.

Chuck Oh, senior vice president, leads the Korean Banking Group, one of the largest in the nation. Their involvement as counsel to business owners and provider of commercial and personal services is generating impressive annual growth. The team is continually expanding with the addition of professionals. There are more than 150,000 residents of the Korean community in Chicago and the number of businesses managed by professionals of Korean decent is growing. The group's managers are actively involved in Chicago's tight-knit community and often conduct seminars on banking and business. With the acquisition of First Lincolnwood Corp., we have increased our presence and ability to serve and to support residents of the Korean Community in Chicago's north side and near north suburbs.

LEASE BANKING DIVISION

MB Financial Bank applies its overall commercial lending and banking expertise to a variety of specialized areas, including those offered through the Lease Banking Division. We are one of a small number of banks able to meet the banking and financial needs of small- and medium-sized equipment leasing companies. These needs include financing the debt portion of leveraged leases, working lines of credit, bridge loans and warehouse lines of credit.

With nearly 30 years of experience in serving the national market of equipment leasing companies, Burton Field, president of MB Financial Bank, has built a team of professionals proficient in understanding the complex financial issues facing these independent leasing companies. Last year, the Lease Banking Division again generated record results. Lease loans grew to $295.2 million, up $50.0 million or 20.4% over the previous year.

The impressive results are testament to the knowledge of the team, the conservative approach for valuing assets, and the proprietary manner in which transactions are beneficially structured. Included in the mix of services is the group's ability to serve entrepreneurs – and to be one as well. The Lease Banking Division invests directly in the equipment it leases. When leases terminate, the equipment is either released or remarketed in connection with a lease company. The activity results in an important profit contribution to MBFI.

From more than 30 banking centers throughout the Chicagoland area, we provide an array of business and individual financial assistance including loan and deposit products and services. Consumers can choose from an assortment of checking and savings products that are geared to meet their *financial needs now... or where they want to be.* These programs have names like "Advantages" for customers aged 50 or better who are seeking more than a bank and "Blossom" for those who want a road map to reach their savings goals. In addition, MB Financial Bank is the exclusive provider of "Premier Club," a checking account that leads to savings – for businesses and individuals. Premier Club members put the power of their bank relationship to work and obtain discounts on travel and accommodations, health care, telephone services, at local merchants and more.

We work hard to understand our customers' needs and tailor our programs to proliferate healthy long-term relationships. This effort is consistent with our proactive approach to growing our base of depositors.

Our retail banking team is continually developing and expanding our operations and services to assure we are in line to meet the demands of our customers. That is where we make a major difference. We know the most important place to conduct a transaction isn't so much where we are, but where our customers are.

Our customers can conveniently conduct transactions from over 50 MB Financial Bank network ATMs, from our "PAL" Phone Access Line or from our Internet banking site. All are user-friendly methods for reviewing account balances and handling transactions.

We ensure that our products and services are handled with the same swift response and exacting detail over the phone and online, as they are in person. Careful attention is paid to developing our technology-centered programs so that they are *easy to use and accessible. The more precise we are, the more* confident our customers are. The results? Customer satisfaction.

The number of customers using our Internet banking site grew throughout last year, as did the number of transactions. We believe there is tremendous opportunity for additional growth in this area as more individuals and families begin to use the Internet to fulfill their banking needs.

Small business customers are served through our Retail Banking Division as well. We have developed strong relationships in this growing segment through our convenient locations, quick response to credit requests, expanding number and responsibility of banking center managers plus a menu of products and services designed especially for small business. In fact, MB Financial Bank is rated among the top 100 small business lenders in the country and is ranked third among banks serving small business commerce in Cook County.

Our culture places a premium on performance... from products, services, systems and people. Tommy FitzGibbon, chief retail banking officer, and Jeff Husserl, chief human resources officer, have been responsible for leading our STARR (Striving To Achieve Recognition and Rewards) and EXCEL programs, which create a common learning environment and sales culture for our professional team. These programs are designed to motivate our employees to improve our "share of wallet" of the average customer. In addition, these programs help sustain the important balance between customer service, shareholder return and employee career development.

Community Development

There are numerous methods for articulating the goal for our bank's subsidiary, MB Community Development Corporation (MBCDC). Nothing demonstrates its purpose, however, more than the smiles of individuals taking pride in their first home... or a community realizing the rebirth of its neighborhood.

The MBCDC, by definition, is geared toward "generating market rate returns from managing quality debt and equity investments while seeking and maximizing opportunities to leverage conventional lending by the bank within its Community Reinvestment Act (CRA) delineated territory." Simply translated, MBCDC puts dollars and expertise right back into the communities in which the bank operates. A record $11.8 million in community development loans was originated in 2001. In addition, the MBCDC processed five applications for grants from the Federal Home Loan Bank of Chicago Affordable Housing Program that resulted in $511,500 in awards to community-based non-profit housing development organizations. One additional award of $300,000 was disbursed in 2001 *to create 110 new rental units for seniors in the Rogers Park* neighborhood of Chicago.

The MBCDC activities have been recognized by the banking regulators as one of the major contributors to the bank's Outstanding CRA ratings in past years. The majority of the successful loans and investments are created in partnership with community-based organizations such as Neighborhood Housing Services of Chicago, Inc., Hispanic Housing Development Corporation, the Local Initiatives Support Corporation, Latin United Community Housing Association, the Chicago Equity Fund and many more. Without their partnership the success of these initiatives would not have been possible.

WEALTH MANAGEMENT DIVISION

The formal inauguration of our Wealth Management Division late in 2000 demonstrates our ongoing commitment to serving as a trusted, single financial resource. The Wealth Management Division unifies our trust, retail investment and insurance services with executive banking. The group is managed by professionals with expertise at helping people make life's decisions that generate long-term results.

We have offered such products and services, since our inception more than 90 years ago. Our commercial/institutional and individual customers take great comfort with our financial experience and overall performance. We increase the number of retail investment professionals directly in the communities we serve. Financial representatives are located in most of our banking centers, no more than a phone call away.

William McCarty, executive vice president, and Ronald Sirt, senior vice president, are the driving force behind the group's steady growth. Every month, more customers are turning to us as a resource for investment, insurance and trust services. The growth is occurring in direct response to the efforts we are making. We train and motivate our managers and frontline professionals to help educate current and prospective customers. Our customer contact professionals go beyond routine transactions to take a special interest in the long-range needs our customers have for accumulating wealth, preserving it and efficiently transferring it to their heirs. The marketplace is realizing the need for expert advice from highly-trained professionals. Our experience, years of performance and personal rapport are creating expanded relationships with customers in each of our significant areas.

Trust Services

Wealth doesn't just happen, it is an ongoing process. It is the result of involvement by a highly-skilled team of professionals actively working with the client in assessing alternatives and making recommendations that are in the client's overall best interest. Our investment management philosophy is based on the premise "sound investment results are achieved by investing in companies with superior financial strength and demonstrated growth characteristics." The trust department now manages and/or administers more than $650 million in assets. We seek to add measures of consistency, knowing that as our clients' financial situations change, their estate plan and investment needs must keep pace.

As a trustee, we are held to a high standard of performance in executing the wishes of our clients as spelled out in their legal documents. While performing our duties, we act in an objective and prudent manner which is in the best interest of all parties, whether we are serving as a corporate trustee, carrying out clients' last wishes, acting as a guardian of an estate, or as trustee of a land trust or tax deferred exchange trust. We also provide a comprehensive package of retirement plan services, such as profit sharing plans, 401(k) plans, pension plans, and Individual Retirement Accounts (IRAs).

Retail Investment Products

More so today than ever before, customers are looking for alternative investment products in order to build a diversified portfolio. As the investment markets continue to evolve, our financial representatives are positioned to offer customers the products they are seeking. Through our exclusive relationship with Raymond James Financial Services, Inc. and its affiliates, we team to offer a convenient resource for investment activities. Our independent platform, studied research and conservative advisory approach positions us as a reliable resource for mutual fund investments, tax-advantaged annuities, fixed income investments, and equities brokerage.

Insurance Products

Asset protection minimizes the impact and perhaps the financial ruin that can be left in the wake of predicted or unexpected adversity. MB Financial Insurance offers a complete spectrum of commercial and consumer insurance products. We work with select high quality insurance organizations to offer feature-enhanced, competitively-priced insurance.

Commercial entities can choose from a wide range of products covering employee medical benefits, life/disability, workers compensation and professional/directors' and officers' liability. Individuals can select from a menu of property/casualty and life insurance products, covering their vehicles, home and themselves.

(Amounts in thousands, except share data)

DECEMBER 31	2001	2000
ASSETS		
Cash and due from banks	$ 106,572	$ 92,652
Interest bearing deposits with banks	4,408	9,172
Federal funds sold	19,500	29,775
Investment securities available for sale	843,286	290,135
Investment securities held to maturity, at amortized cost (fair value of $661,979 at December 31, 2000)	–	660,311
Loans (net of allowance for loan losses of $27,500 at December 31, 2001 and $26,836 at December 31, 2000)	2,276,591	1,990,514
Lease investments, net	56,115	45,344
Interest only securities	8,580	10,538
Premises and equipment, net	49,308	49,492
Cash surrender value of life insurance	33,890	31,703
Intangibles, net	34,826	31,125
Other assets	32,777	46,590
TOTAL ASSETS	$ 3,465,853	$ 3,287,351
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest bearing	$ 473,624	$ 434,576
Interest bearing	2,348,102	2,204,819
TOTAL DEPOSITS	2,821,726	2,639,395
Short-term borrowings	243,282	294,801
Long-term borrowings	58,980	43,596
Accrued expenses and other liabilities	48,277	32,253
TOTAL LIABILITIES	3,172,265	3,010,045
Stockholders' Equity		
Common stock ($.01 par value; authorized 40,000,000 shares; issued 17,486,924 shares at December 31, 2001 and 18,527,000 at December 31, 2000)	175	186
Additional paid-in capital	63,104	75,593
Retained earnings	219,424	211,871
Accumulated other comprehensive income (loss)	10,885	(1,750)
Less: 919,705 shares of treasury stock, at cost, at December 31, 2000	–	(8,594)
TOTAL STOCKHOLDERS' EQUITY	293,588	277,306
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,465,853	$ 3,287,351

MB FINANCIAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands except share and per share data)

YEARS ENDED DECEMBER 31	2001	2000	1999
Interest income:			
Loans	$ 171,192	$ 165,230	$ 133,858
Investment securities:			
Taxable	50,118	56,529	57,128
Non-taxable	4,099	4,403	4,351
Federal funds sold	1,515	1,591	1,490
Other interest bearing deposits	332	235	124
TOTAL INTEREST INCOME	227,256	227,988	196,951
Interest expense:			
Deposits	95,591	98,071	80,623
Short-term borrowings	13,148	19,444	7,160
Long-term borrowings	3,143	3,712	6,347
TOTAL INTEREST EXPENSE	111,882	121,227	94,130
NET INTEREST INCOME	115,374	106,761	102,821
Provision for loan losses	6,901	8,163	2,665
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	108,473	98,598	100,156
Other income:			
Loan service fees	4,128	1,704	3,715
Deposit service fees	9,014	7,823	8,640
Lease financing, net	2,172	1,926	724
Trust and brokerage fees	3,563	2,809	2,547
Net gains (losses) on sale of securities available for sale	1,716	–	(3)
Increase in cash surrender value of life insurance	2,187	1,703	–
Other operating income	3,416	4,483	4,026
	26,196	20,448	19,649
Other expenses:			
Salaries and employee benefits	45,585	41,071	38,966
Occupancy and equipment expense	16,885	17,334	15,999
Intangibles amortization expense	3,569	3,449	3,680
Advertising and marketing expense	2,879	3,275	2,199
Other operating expenses	17,510	18,770	17,312
Merger expenses	22,661	–	–
	109,089	83,899	78,156
INCOME BEFORE INCOME TAXES	25,580	35,147	41,649
Income taxes	13,217	8,186	13,275
NET INCOME (1)	$ 12,363	$ 26,961	$ 28,374
Basic earnings per common share (2)	$ 0.70	$ 1.53	$ 1.65
Diluted earnings per common share (3)	$ 0.69	$ 1.53	$ 1.65
Weighted average common shares outstanding	17,561,808	17,607,365	17,195,053
Weighted average common shares outstanding including dilutive shares	17,847,485	17,614,984	17,206,515

(1) Net income for the year ended December 31, 2001 excluding $22.6 million in merger expenses ($19.2 million, net of related tax benefit) incurred in connection with the MBFI-MidCity merger equaled $31.5 million.

(2) Basic earnings per share for 2001 excluding merger expenses would have equaled $1.80.

(3) Fully diluted earnings per share for for 2001 excluding merger expenses would have equaled $1.77.

MB FINANCIAL, INC.

Board of Directors

E. M. Bakwin, Chairman of the Board
Robert S. Engelman, Jr., Private Investor
Alfred Feiger, Vice Chairman of the Board
Mitchell Feiger, President and Chief Executive Officer
Burton J. Field, Vice President;
President, MB Financial Bank
Lawrence E. Gilford, Private Investor
Richard I. Gilford, Private Investor
James N. Hallene, Principal, Capital Concepts, LLC
Thomas H. Harvey, Environment Program Director,
William and Flora Hewlett Foundation
Patrick Henry, Chairman of the Board, Verado Energy, Inc.
Leslie S. Hindman, President, Leslie Hindman, Inc.
Richard J. Holmstrom, Partner, Menlo Equities LLC
David L. Husman, Chairman, Equibase Capital Partners
Clarence Mann, Private Investor
Ronald D. Santo, Vice President;
Chairman and Group President, MB Financial Bank,
Eugene Sawyer, Consultant
K. A. Skopec, Vice Chairman of the Board

Executive Officers

Mitchell Feiger, President and Chief Executive Officer,
MB Financial, Inc.
Burton J. Field, Vice President, MB Financial, Inc.;
President, MB Financial Bank
Thomas P. FitzGibbon, Jr., Senior Vice President and
Chief Retail Banking Officer, MB Financial Bank,
President, MB Financial Community
Development Corporation
Jeffrey L. Husserl, Senior Vice President and Chief Human
Resources Officer, MB Financial Bank
William F. McCarty III, Executive Vice President,
Wealth Management/Operations, MB Financial Bank
Thomas D. Panos, Executive Vice President and
Chief Lending Officer, MB Financial Bank
Ronald D. Santo, Vice President, MB Financial, Inc.;
Chairman and Group President, MB Financial Bank
Jill E. York, Vice President and Chief Financial Officer,
MB Financial, Inc.; Senior Vice President and
Chief Financial Officer, MB Financial Bank

MB FINANCIAL BANK, N.A.

Board of Directors

Ronald D. Santo, Chairman of the Board and Group President
E. M. Bakwin, Chairman of the Board, MB Financial, Inc.
Jack C. Chen, Chairman and President,
De Amertek Corporation
Mitchell Feiger, President and Chief Executive Officer,
MB Financial, Inc.
Burton J. Field, President
Thomas P. FitzGibbon, Jr., Senior Vice President and
Chief Retail Banking Officer
Richard I. Gilford, Private Investor
Joseph R. Gotfryd, Regional President
Jeffrey L. Husserl, Senior Vice President –
Chief Human Resources Officer
James Mann, Senior Vice President
William F. McCarty III, Executive Vice President –
Wealth Management/Operations
Thomas D. Panos, Executive Vice President and
Chief Lending Officer
J. Richard Perkins, President, Perkins Products
Nancy L. Philip, President, P.S. Advertising, Inc.
Christine M. Roche, President, Acme Screw Company
Hipolito (Paul) Roldan, Chief Executive Officer, Hispanic
Housing Development Corporation
Jason B. Selch, Managing Director, Liberty Wanger
Asset Management, L.P.
K. A. Skopec, Vice Chairman of the Board, MB Financial, Inc.
George Wallach, Private Investor
Jill E. York, Senior Vice President and Chief Financial Officer

ABRAMS CENTRE NATIONAL BANK

Board of Directors

E.M. Bakwin, Chairman of the Board, MB Financial, Inc.
R. Marshall Brackbill, Portfolio Manager, Cain Capital, LLC
Mitchell Feiger, President and Chief Executive Officer, MB Financial, Inc.
Heather Gilker, Ranger Capital
Edward J. Henry, President and Chief Executive Officer
Edward J. Hutlas, Registered Petroleum Engineer, Independent Consultant
Rod C. Jones, *Partner, Cain Capital, LLC*
K. A. Skopec, Vice Chairman of the Board, MB Financial, Inc.

UNION BANK, N.A.

Board of Directors

E.M. Bakwin, Chairman of the Board, MB Financial, Inc.
Mitchell Feiger, President and Chief Executive Officer, MB Financial, Inc.
James G. Grissom, Investments
George A. Hall, Investments
Edward J. Henry, President and Chief Executive Officer, Abrams Centre National Bank
Edward J. Hutlas, Registered Petroleum Engineer, *Independent Consultant*
Frank Merrick, President, Foundation for Management, Inc.
Pat Potts, President Emeritus, The Center for Non-Profit Management
E. Wilson Roberts, President and Chief Executive Officer
Patrick J. Ryan, Investments
Margaret S. Salyer, President, Accel Financial Staffing
K. A. Skopec, Vice Chairman of the Board, MB Financial, Inc.
Charles E. Wiggin, President, Wiggin Properties, Inc.

Annual Meeting

All stockholders are invited to attend our annual meeting, which will be held at 4:00 P.M., on Wednesday, May 15, 2002, at the branch of MB Financial Bank, N.A. located at 7222 West Cermak Road, North Riverside, Illinois. We look forward to meeting all stockholders and welcome your questions at the annual meeting. Any stockholder unable to attend this year's meeting is invited to send questions and comments in writing to Mitchell Feiger, President and Chief Executive Officer, at MB Financial, Inc.

Form 10-K

Individuals who wish to obtain a copy at no charge of MB Financial, Inc.'s Form 10-K for the fiscal year ended December 31 2001, as filed with the Securities and Exchange Commission, may do so by writing Doria L. Koros, Corporate Secretary, at MB Financial, Inc. 1200 North Ashland Avenue, Chicago, Illinois 60622.

For Further Information

Stockholders and prospective investors are welcome to call or write MB Financial, Inc. with questions or requests for additional information. Please direct inquiries to:

Jill E. York
Vice President and
Chief Financial Officer
MB Financial, Inc.
1200 N. Ashland Avenue
Chicago, Illinois 60622
(773) 645-7866

Registrar and Transfer Agent

Stockholders with a change of address or related inquiries should contact:

LaSalle Bank, NA
c/o Corporate Trust Operations
135 S. LaSalle Street, Suite 1960
Chicago, Illinois 60603
(312) 904-2458

Quarterly Calendar

The Company operates on a fiscal year ending December 31. Quarterly results are filed with the SEC.

Stock Market Information

The common stock of MB Financial, Inc. is traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the ticker symbol MBFI. Stock price quotations are published daily in the *Chicago Tribune, Chicago Sun-Times,* and *The Wall Street Journal,* among others. The stock is commonly listed as MB Fnl.

At December 31, 2001, there were 17,540,936 common shares outstanding, held by approximately 1,600 stockholders of record.

As of December 31, 2001, the following securities firms indicated they were maintaining an inventory of MB Financial, Inc. common stock and acting as market makers:

Howe Barnes Investments, Inc.
Spear, Leeds & Kellogg
Morgan Stanley & Co., Inc.
Sandler O'Neill & Partners, L.P.
Ryan Beck & Co., Inc.
Friedman Billings Ramsey & Co.
Keefe, Bruyette & Woods, Inc.

Price Summary

The following schedule details our stock's quarter ending high and low stock price for the last two years:

2001	High	Low	Ending
First	$ 17.25	$ 13.00	$ 17.25
Second	26.00	15.90	26.00
Third	28.40	21.71	25.00
Fourth	29.40	24.80	27.19

2000	High	Low	Ending
First	$ 12.75	$ 9.50	$ 9.94
Second	12.63	8.97	12.25
Third	14.13	11.75	13.56
Fourth	13.75	10.50	13.38

Independent Public Accountants

KPMG LLP
Chicago, Illinois

CORPORATE OFFICE
801 West Madison Street, Chicago, Illinois 60607

MB Financial Bank
www.mbfinancial.com
773.645.3333

1200 North Ashland Avenue
Chicago, Illinois 60622

6422 West Archer Avenue
Chicago, Illinois 60638

8300 West Belmont Avenue
Chicago, Illinois 60634

5100 South Damen Avenue
Chicago, Illinois 60609

2 South LaSalle Street
Chicago, Illinois 60603

6101 North Lincoln Avenue
Chicago, Illinois 60659

1420 West Madison Street
Chicago, Illinois 60607

2965 North Milwaukee Avenue
Chicago, Illinois 60618

3232 West Peterson Avenue
Chicago, Illinois 60659

6443 North Sheridan Road
Chicago, Illinois 60626

303 East Wacker Drive
Chicago, Illinois 60601

One East Wacker Drive
Chicago, Illinois 60601

One South Wacker Drive
Chicago, Illinois 60606

1618 West 18th Street
Chicago, Illinois 60608

3030 East 92nd Street
Chicago, Illinois 60617

5750 West 87th Street
Burbank, Illinois 60459

7000 County Line Road
Burr Ridge, Illinois 60521

990 North York Road
Elmhurst, Illinois 60126

401 North LaGrange Road
LaGrange Park, Illinois 60526

7000 North McCormick Road
Lincolnwood, Illinois 60712

6201 Dempster Street
Morton Grove, Illinois 60053

9147 Waukegan Road
Morton Grove, Illinois 60053

15 East Prospect Avenue
Mount Prospect, Illinois 60056

7557 West Oakton Street
Niles, Illinois 60714

7222 West Cermak Road
North Riverside, Illinois 60546

7501 West Cermak Road
North Riverside, Illinois 60546

2215 York Road, Suite 306
Oak Brook, Illinois 60523

200 West Higgins Road
Schaumburg, Illinois 60195

475 East 162nd Street
South Holland, Illinois 60473

16255 South Harlem Avenue
Tinley Park, Illinois 60477

Abrams Centre National Bank
www.abramsbank.com
972.238.9292

9330 LBJ Freeway
Dallas, Texas 75243

119 West Ovilla Road
Glenn Heights, Texas 75154

Union Bank
www.ubtlrnet.com
877.949.7200

4921 North May Avenue
Oklahoma City, Oklahoma 73112

125 East First
Edmond, Oklahoma 73034

1201 West Memorial Road
Oklahoma City, Oklahoma 73114

7300 South Penn Avenue
Oklahoma City, Oklahoma 73159

312 West Commerce
Oklahoma City, Oklahoma 73109

mb financial

experience. the difference